Phaos Technology Holdings (Cayman) Ltd

83 Science Park Dr,

#02-01 & #04-01A/B The Curie, Singapore Science Park 1

Singapore 118258

June 16, 2025

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Al Pavot, Terence O’Brien, Robert Augustin and Katherine Bagley

Re:	Phaos Technology Holdings (Cayman) Ltd
Amendment No. 3 to Registration Statement on Form F-1
Filed May 9, 2025
File No. 333-284137

Dear Sir or Madam,

This letter is in response to your letter on May 22, 2025, in which you provided comments to Amendment No. 3 to Registration Statement on Form F-1 of Phaos Technology Holdings (Cayman) Ltd. (the “Company”) filed with the U.S. Securities and Exchange Commission on May 9, 2025. On the date hereof, the Company has submitted Amendment No. 4 to the Registration Statement on Form F-1/A (“F-1/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment No. 3 to Registration Statement on Form F-1 filed May 9, 2025

Prospectus Summary

Overview, page 5

1.	We note your revised disclosure in response to comment 1, including that “[s]ervice revenue increased as a result of solutions and maintenance-based contracts for our customers.” Please revise to provide additional detail describing the solutions contracts, given your disclosure on page 6 that customers pay a yearly maintenance fee, but software solutions services are bundled free of charge with hardware.

RESPONSE: We respectfully advise the staff that we have revised the disclosure on page 5 of the F-1/A. To clarify, the Company’s service revenue consists of maintenance-based contracts, wherein software solutions are provided free of charge.

Business Strategies, page 48

2.	As previously requested, please fully explain how your loan to PT Neura aligns with your stated business strategies and plans. In this regard, it is not clear how the loan helps you “build strategic alliances” or how such alliances can reasonably be expected to increase your revenue. Disclose specifically how PT Neura used the loan proceeds, and fully describe the services that comprise the majority of PT Neura’s revenue, including the prices PT Neura charges for these services. Disclose the competitive advantages and disadvantages of PT Neura that materially impact their ability to succeed in the biomedical scanning and bespoke cloud storage solutions markets. In your disclosure, please discuss objective and reliable evidence that supports your conclusion that PT Neura has the financial resources needed to repay the loan, and explain how this evidence supports your conclusion. Finally, please disclose the total assets, total liabilities, total revenues, and net income or loss reported by PT Neura in their most recent financial statements. We may have further comment.

RESPONSE: We respectfully advise the staff that we have revised the disclosure at page 48 of the F-1/A to address (a) how the loan to PT Neura aligns with the Company’s business strategies and plans, (b) how PT Neura used the loan proceeds and the price and services offered by PT Neura, (c) the competitive advantages and disadvantages of PT Neura, (d) evidence that PT Neura has the financial resources to repay the loan, and (e) the total assets, liabilities, revenues and net income or losses reported by PT Neura, as well as included risk factor disclosure at page 17 of the F-1/A to address potential concerns regarding the recoverability of the loan.

Compensation of Executive Directors and Executive Officers, page 60

3.	Please revise to include compensation disclosure for your last full financial year, April 30, 2025. See Item 6.B. of Form 20-F.

RESPONSE: We respectfully advise the staff that we have included compensation disclosure for the year ended April 30, 2025 at page 60 of the F-1/A.

Financial Statements, page F-1

4.	Pursuant to Item 8.A.4 of Form 20-F, please provide audited financial statements that are no more than twelve months old. Alternatively, to the extent you meet the 15- month criteria outlined in Instruction 2. to Item 8.A.4, file the necessary representations as an exhibit to the registration statement.

RESPONSE: We respectfully advise the staff that we have filed a request for waiver and representation under Item 8.A.4 of Form 20-F at Exhibit 99.9 of the F-1/A.

Exhibit Index

Exhibit 23.1, page II-4

5.	The consent references a prior amendment. Please revise.

RESPONSE: We respectfully advise the staff that we have revised the consent accordingly.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Andrew Yeo
Chief Executive Officer